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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ARIS INDUSTRIES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    040401101
                                 ---------------
                                 (Cusip Number)


                             Mark N. Kaplan, Esq.
                              Sean C. Doyle, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                                4 Times Square
                            NEW YORK, NEW YORK 10036
                                (212) 735-3000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 7, 2003
                   -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

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CUSIP NO. 040401101                                       Page 2 of _ pages

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 1  NAME OF REPORTING PERSON

       THE SIMON GROUP LLC
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                             (b) / /
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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS*

       WC
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
    PURSUANT TO ITEMS 2(d)or 2(e)

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK
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                  7     SOLE VOTING POWER
   NUMBER OF
    SHARES               0
  BENEFICIALLY   --------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH
    REPORTING             44,745,045 (1)
     PERSON      --------------------------------------------------------------
      WITH        9     SOLE DISPOSITIVE POWER

                         0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                          44,745,045 (1)
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      44,745,045 (1)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                 / /
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    41.1%
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14  TYPE OF REPORTING PERSON

    CO

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(1) The Simon Group, LLC shares voting and dispositive authority for all the shares with Global Brand Holdings, LLC pursuant to a voting agreement. Includes 9,170,204 shares which the The Simon Group, LLC sold to unaffiliated third parties. As to those shares, the The Simon Group, LLC and Global Brand Holdings LLC share voting and dispositive authority with the unaffiliated third parties. The Simon Group LLC disclaims pecuniary interest in those shares sold to unaffiliated third parties.
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CUSIP No. 040401101                                         Page 3 of _ pages
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    NAME OF REPORTING PERSON

     ARNOLD H. SIMON
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                             (b) / /
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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS

    OO
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d)or 2(e)                                   / /
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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                  7     SOLE VOTING POWER
   NUMBER OF
    SHARES               0
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH
    REPORTING            47,316,545 (1)
     PERSON      ---------------------------------------------------------------
      WITH        9     SOLE DISPOSITIVE POWER

                         0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                         47,316,545 (1)
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     44,745,045 (1)
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                 / /
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    42.6%
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14  TYPE OF REPORTING PERSON

    IN

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(1) Includes 35,574,841 shares owned by The Simon Group, LLC, of which Mr.
Simon is the sole managing member, and 5,882,353 shares and 3,287,851 shares owned by Alpine Peak Partners, LLC and Palisades Private Partnership, L.P., respectively over which Mr. Simon and The Simon Group, LLC have shared authority to direct the voting and disposition thereof. Mr. Simon disclaims pecuniary interest in any of the foregoing shares except as to his proportionate interest in The Simon Group, LLC. Voting and dispositive authority over all the shares is shared with Global Brand Holdings LLC pursuant to a voting agreement.

                      STATEMENT FOR AMENDED SCHEDULE 13D

This Amendment No. 2 ("Amendment No. 2") amends the Statement on Schedule 13D (the "Schedule 13D") filed on February 26, 1999, as amended by Amendment No. 1 filed on January 10, 2000 by and on behalf of The Simon Group, LLC, a New York limited liability company ("SGL") and Arnold H. Simon ("Simon") with respect to the common stock (the "Common Stock") of Aris Industries, Inc. (the "Issuer"), a New York corporation, whose principal executive office is located at 463 Seventh Avenue, New York, NY. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended. The purpose of this Amendment is to amend and supplement the information contained in Items 2, 3, 5, 6 and 7 of the Schedule 13D. Except as set forth below, all previous Items of the Schedule 13D remain unchanged.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2(b) is hereby amended and restated in its entirety to read as follows:

         The principal business address of SGL and Simon is 463 Seventh Avenue, New York, NY 10018.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended by adding the following after the last paragraph of Item 3:

         Global Brand Holdings, LLC acquired beneficial ownership of 44,745,045 shares of common stock by entering into a voting agreement with Simon and SGI. Simon and SGI entered into the voting agreement in consideration of Global Brand Holdings, LLC's execution of that certain Trademark Purchase Agreement, dated as of May 7, 2003, by and between the Issuer, certain subsidiaries of the Issuer, Global Brand Holdings, LLC, Stanley Cayre and Eli Hamway, providing for the sale of certain trademark assets of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 (a)-(b) is hereby amended and restated in its entirety to read as follows:

         The aggregate percentage of shares of Common Stock owned by the Reporting Persons is based upon approximately 108,819,527 shares of common stock and common stock equivalents outstanding as of the filing of the Issuer's 10-K filing on March 15, 2003. As of the close of business on May 9, 2003:

         SGL

         SGL directly owns 35,745,045 shares of Common Stock. SGL shares voting and dispositive power over all of those shares pursuant to a voting agreement with Global Brand Holdings, LLC ("Global") and SGL and Global share voting and dispositive power over 9,170,204 shares owned by unaffiliated third parties. In the aggregate, the shares represent approximately 41.1% of the shares outstanding.

         Simon

         By virtue of his position with SGL, Mr. Simon has or shares the power to vote and dispose of the shares reported in this Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following after the last paragraph of Item 6:

         On May 7, 2003, Simon and SGL entered into a voting agreement with Global (the "Simon Voting Agreement") which granted Global voting and dispositive power, in certain circumstances, over all the shares beneficially owned by Simon and SGL. Simon and SGL entered into the Global Voting Agreement to induce Global to enter into that certain Trademark Purchase Agreement, dated as of May 7, 2003 by and between the Issuer, certain subsidiaries of the Issuer, Global, Stanley Cayre and Eli Hamway for the sale of certain trademark assets of the Issuer. See Item 7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following at the end thereof:


 [99.7] Voting Agreement made as of May 7, 2003 by and between The Simon Group, LLC, Arnold H. Simon, and Global Brand Holdings, LLC.

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                                  SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 12, 2003                          THE SIMON GROUP, LLC


                                             By: /s/ ARNOLD H. SIMON
                                                ------------------------------
                                                    Arnold H. Simon,
                                                    Managing Member


                                                 /s/ ARNOLD H. SIMON
                                                ------------------------------
                                                    Arnold H. Simon